Hudbay Minerals Inc.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

The following describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders (the "Meeting") of Hudbay Minerals Inc. (the "Corporation") held on May 20, 2025.  All matters voted upon at the Meeting were voted upon by proxy and electronic ballot.

Each of the matters voted upon at the Meeting is described in greater detail in the Corporation's Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated April 7, 2025 (the "Circular") that was made available to shareholders prior to the Meeting.

Item 1:  Election of Directors

At the Meeting, each of the nine nominees listed in the Circular was elected as a director of the Corporation for the ensuing year or until his or her successor is elected or appointed.  The voting results are set forth in the table below:

Director	Number of Votes FOR	Number of Votes AGAINST	Percentage of Votes FOR

John E.F. Armstrong	269,311,169	463,658	99.83%
Jeane L. Hull	267,462,977	2,311,850	99.14%
Carin S. Knickel	266,632,961	3,141,866	98.84%
Peter Kukielski	269,304,180	470,647	99.83%
George E. Lafond	269,233,637	541,190	99.80%
Stephen A. Lang	268,897,230	877,597	99.68%
Colin Osborne	265,834,123	3,940,703	98.54%
Paula C. Rogers	266,716,907	3,057,919	98.87%
David S. Smith	269,234,542	540,285	99.80%

Item 2:  Appointment of Auditor

At the Meeting, Deloitte LLP was re-appointed as auditor of the Corporation and the directors were authorized, upon the recommendation of the Audit Committee, to fix the auditor's remuneration. The voting results are set forth in the table below:

Number of Votes FOR	Number of Votes WITHHELD	Percentage of Votes FOR

272,402,321	12,203,311	95.71%

Item 3:  Say on Pay Advisory Vote

At the Meeting, the non-binding advisory resolution to accept the Corporation's approach to executive compensation disclosed in the Circular was approved.  The voting results are set forth in the table below:

Number of Votes FOR	Number of Votes AGAINST	Percentage of Votes FOR

263,977,435	5,797,390	97.85%

Date: May 20, 2025

HUDBAY MINERALS INC.

(signed) "Mark Haber"
Name: Mark Haber
Title: Vice President, Legal and Corporate Secretary